# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlanta Braves Holdings, Inc., CIK 0001958140
CUSIP: 047726104
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 02/05/2026
Amends the filing with accession number 0001104659-23-082463
Filed by CIK 0000937797
Persons authorized to receive notices and communications: Steven Miller, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 303-324-3828

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 557,039; shared voting power 0; sole dispositive power 557,039; shared dispositive power 0; aggregate amount beneficially owned 557,039 (5.4% of the class)
  Comment: Note to Row 7: John C. Malone ("Mr. Malone") together with Terence F. McGuirk ("Mr. McGuirk") may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. Malone expressly disclaims membership in such a group.
  
  Note to Rows 7, 9, and 11: Includes 10,177 shares of Atlanta Braves Holdings, Inc.'s (the "Issuer") Series A common stock, par value $0.01 per share (the "Series A Common Stock") held in a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  Note to Rows 7, 9, and 11: Does not include shares of Series A Common Stock issuable upon conversion of shares of the Issuer's Series B Common Stock, par value $0.01 per share (the "Series B Common Stock") beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 1,506,240 shares of Series A Common Stock and Mr. Malone's beneficial ownership of Series A Common Stock would be 13.4% of the outstanding shares of Series A Common Stock.
  
  Note to Rows 7, 9, and 11: Includes 25,000 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.
  
  Note to Rows 7, 9, and 11: Includes 521,862 shares of Series A Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.
  
  Note to Row 13: Calculated based upon the 10,318,187 shares of Series A Common Stock as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 50.01% of the voting power with respect to a general election of directors of the Issuer, calculated based on 10,318,187 shares of Series A Common Stock and 977,751 shares of Series B Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025. See Item 5.
  
  This Amendment No. 5 to the Schedule 13D relates to two series of Common Stock, the Series A Common Stock and the Series B Common Stock. Due to technical limitations of only being able to enter nine alpha numeric characters on the facing sheet of this Amendment No. 5, we are filing two versions of this Amendment No. 5 that amend the same Schedule 13D. The first relates to the Series A Common Stock (CUSIP: 047726104). The second relates to the Series B Common Stock (CUSIP: 047726203).

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Atlanta Braves Holdings, Inc.
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia (GA), 30339
Comment: This Amendment No. 5 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by John C. Malone (Mr. Malone) with the Securities and Exchange Commission (the "SEC") on July 20, 2023 (the "Original Statement"), as amended by Amendment No. 1 to this Schedule 13D filed with the SEC on August 23, 2024 (the "First Amendment"), Amendment No. 2 to this Schedule 13D filed with the SEC on January 29, 2025 (the "Second Amendment"), Amendment No. 3 to this Schedule 13D filed with the SEC on April 14, 2025 (the "Third Amendment"), Amendment No. 4 to this Schedule 13D filed with the SEC on November 18, 2025 (the "Fourth Amendment" and together with the Original Statement, the First Amendment, the Second Amendment and the Third Amendment, the "Statement") and relates to the Series A common stock, par value $0.01 per share ("Series A Common Stock") and the Series B common stock, par value $0.01 per share ("Series B Common Stock" which with the Series A Common Stock are collectively referred to as the "Common Stock") of Atlanta Braves Holdings, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Original Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended to add the following information after the last paragraph:

On November 18, 2025, Mr. Malone acquired 4,631 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.96 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On November 19, 2025, Mr. Malone acquired 2,259 shares of Series A Common Stock in a single open market transaction at a price of $42.00 per share.

On February 4, 2026, Mr. Malone acquired 3,669 shares of Series B Common Stock in a single privately negotiated purchase at a price of $48.17 per share.

On February 5, 2026, Mr. Malone acquired 35,000 shares of Series A Common Stock in a series of open market transactions at prices ranging from $43.66 per share to $44.74 per share. The volume weighted average purchase price for the transactions was $44.23 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

As previously disclosed in this Schedule 13D, Mr. Malone has continued to review his investment in the Issuer on an ongoing basis and, based on various factors, including, without limitation, the Issuer's financial position, the price of shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Malone has elected to purchase the additional shares of Common Stock reported herein which resulted in Mr. Malone beneficially holding more than a majority of the voting equity securities of the Issuer. Mr. Malone will continue to monitor such factors and conditions and may, in the future, take such actions with respect to his shares of Common Stock as he deems appropriate, including, without limitation, purchasing additional shares or disposing of all or a portion of the securities of the Issuer owned by him.

Because Mr. Malone now beneficially holds more than a majority of the outstanding voting securities of the Issuer, the Issuer will be deemed to be a "Controlled Company," as defined in Rule 5615 of the Nasdaq Capital Market. In addition, as a result of Mr. Malone beneficially holding a majority of the voting securities of the Issuer, he maintains the ability, subject to the rules of Major League Baseball and the Voting Agreement, to control, or exert a significant influence over, the board of directors of the Issuer (the "Board") and has significant influence over its affairs, including with respect to the consummation of significant corporate transactions, amendments of the Issuer's articles of incorporation, a merger or other sale of the Issuer or its assets, and all matters requiring shareholder approval.

Other than as described above or as described in that certain Current Report on Form 8-K filed by the Issuer on August 23, 2024, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 557,039 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 521,862 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 5.4% of the outstanding shares of Series A Common Stock, and (ii) 949,201 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the Malone LLC, (C) 3,669 shares held by the JM Revocable Trust and (D) 10,868 shares held by two trusts (the "Trusts") over which Mr. Malone has a right of substitution which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone's adult children) and the beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 97.1% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,187 shares of Series A Common Stock and 977,751 shares of Series B Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 50.01% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the Malone LLC and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. McGuirk set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Group and Mr. McGuirk may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone Operating Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. McGuirk.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 557,039 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 521,862 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 5.4% of the outstanding shares of Series A Common Stock, and (ii) 949,201 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the Malone LLC, (C) 3,669 shares held by the JM Revocable Trust and (D) 10,868 shares held by two trusts (the "Trusts") over which Mr. Malone has a right of substitution which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone's adult children) and the beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 97.1% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,187 shares of Series A Common Stock and 977,751 shares of Series B Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 50.01% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the Malone LLC and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. McGuirk set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Group and Mr. McGuirk may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone Operating Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. McGuirk.
Transactions in the class effected during the past sixty days:
On November 18, 2025, Mr. Malone acquired 4,631 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.96 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On November 19, 2025, Mr. Malone acquired 2,259 shares of Series A Common Stock in a single open market transaction at a price of $42.00 per share.

On February 4, 2026, Mr. Malone acquired 3,669 shares of Series B Common Stock in a single privately negotiated purchase at a price of $48.17 per share.

On February 5, 2026, Mr. Malone acquired 35,000 shares of Series A Common Stock in a series of open market transactions at prices ranging from $43.66 per share to $44.74 per share. The volume weighted average purchase price for the transactions was $44.23 per share.
Other persons with the right to receive dividends or sale proceeds: Mr. McGuirk is entitled to receive certain proceeds from the sale of the Malone Shares in accordance with the Malone Operating Agreement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (02/09/2026)